North Group Joins The Real Brokerage Inc.

Toronto-Based Real Estate Team to be Led by Founder Amy Youngren

TORONTO AND NEW YORK - March 2, 2022 /PRNewswire -- The Real Brokerage Inc. ("Real" or the "Company") (TSXV: REAX) (NASDAQ: REAX), an international, technology-powered real estate brokerage, today announced that North Group, based in Ontario, Canada, is joining its growing network of agents.

North Group continues to expand its network of over 40,000 clients, investors and Realtors and has a legacy grounded in the spirit of collaboration and the latest technology. Since its launch in 2017, North Group has quickly established itself as a leader in the Canadian real estate market through its platform of industry-leading systems, services and marketing.

"Real is the future of real estate and we are incredibly proud to announce that we have joined forces with a brand that matches our culture and elevates it," said North Group Founder, Amy Youngren. "The traditional real estate model is evolving and technology is already playing a big part in that process. Joining Real can allow us to propel our team forward and help us build a larger community within the industry that offers an unparalleled experience without borders or restrictions."

"We are excited to welcome North Group to the Real community," said Real co-founder and CEO, Tamir Poleg. "North Group's impressive growth in the Canadian real estate market can be bolstered by Real's focus on collaboration and industry-leading innovation. We look forward to partnering with Amy and the entire North Group team."

The Real Brokerage Inc. partnership is part of North Group's vision to continue to fast track the success of its agents and offer significant benefits to its growing team. The partnership announcement video can be viewed here: https://youtu.be/-w9rvqSw3gc

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 41 U.S. states, the District of Columbia, and Ontario and Alberta, Canada. Real is building the future, together with more than 4,000 agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

The Real Brokerage Inc.

Elisabeth Warrick

elisabeth@therealbrokerage.com

Caroline Glennon

thunder11@therealbrokerage.com

1+201-564-4221

Investors, for more information, please contact:

Hayden IR

James Carbonara

james@haydenir.com

646-755-7412

About North Group

North Group is one of Canada's most accomplished and award-winning real estate teams. Based in Toronto, North Group serves the Greater Toronto Area through our platform of industry-leading systems, services and marketing. North Group's core mission is simple: to create real estate experiences worth talking about. For valued clients and Team Partners alike, everything North Group does is built on a foundation of core beliefs: get results by putting relationships first, taking ownership, staying grateful, building our community and mastering our craft.

Contact Information

Zaib Shadani - zaib@nkpr.net

Melissa Augimeri - melissa@nkpr.net

On social media, @northgroup_realestate

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to North Group joining Real and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the NASDAQ has neither approved nor disapproved the contents of this press release.